                                AMENDMENT NO. 1 TO
                                    FORM N-8F

I     GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1 above):

      [   ]  MERGER

      [ X ]  LIQUIDATION

      [   ]  ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer ONLY questions 1 through
             15, 24 and 25 of this form and complete verification at the end of the form.)

      [   ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: SCHRODER CAPITAL FUNDS II

3.    Securities and Exchange Commission File No.: 811-07993

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [   ]    Initial Application  [ X ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      787 Seventh Avenue, 34th Floor
      New York, NY 10019

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Timothy W. Diggins, Esq.           Carin Muhlbaum, Esq.
      Ropes & Gray                       Schroder Investment Management North America Inc.
      One International Place            787 Seventh Avenue, 34th Floor
      Boston, MA  02110                  New York, NY  10019
      (617) 951-7389; or,                (212) 641-3890

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

      Schroder Investment Management North America Inc.
      (investment management records)
      Schroder Fund Advisors Inc.
      (administrator records)
      787 Seventh Avenue, 34th Floor
      New York, NY  10019
      (212) 641-3900

8.    Classification of fund (check only one):

      [ X ]  Management company;

      [   ]  Unit investment trust; or

      [   ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ X ]  Open-end     [   ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Schroder Capital Management International Inc.
      787 Seventh Avenue, 34th Floor
      New York, NY  10019

      On July 1, 1999, Schroder Capital Management International Inc. was merged into the following entity:
      Schroder Investment Management North America Inc.
      787 Seventh Avenue, 34th Floor
      New York, NY  10019

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: The fund has no underwriters.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es): Not applicable

      (b) Trustee's name(s) and address(es): Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [   ] Yes     [ X ]  No

      If Yes, for each UIT state:
             Name(s):
             File No.: 811-_________
             Business Address:

15.   (a)    Did the fund obtain approval from the board of directors
             concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ X ]  Yes     [   ]  No

             If Yes, state the date on which the board vote took place:
             May 26, 1999.

             If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

             [   ]  Yes     [ X ]  No

             If Yes, state the date on which the shareholder vote took place:

             If No, explain:  The fund was liquidated in accordance with
                              Article X, Section 10.1 of the fund's Trust
                              Instrument which does not require shareholder approval concerning the decision to engage in a Liquidation.

II.   DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [ X ]  Yes     [   ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions: July 27, 1999.

      (b)    Were the distributions made on the basis of net assets?

             [ X ]  Yes     [   ]  No

      (c)    Were the distributions made PRO RATA based on share ownership?

             [ X ]  Yes     [   ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)    LIQUIDATIONS ONLY:
             Were any distributions to shareholders made in kind?

             [ X ]  Yes     [   ]  No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 100%-- A single in kind liquidating distribution
                                                       was made on July 27, 1999
                                                       to the sole remaining
                                                       shareholder of the fund.

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

      [   ]  Yes     [   ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [ X* ]  Yes     [   ]  No

      *See Item 20(a) below.

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [   ]  Yes     [ X ]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

      [ X ]  Yes     [   ]  No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: The fund has reserved $8,121.54 against accrued liabilities including anticipated expenses relating to the liquidation of the fund. To the extent that the reserve amount is not fully expended, any excess will be given to the sole remaining shareholder of the fund referenced in 16(e) above.

      (b) Why has the fund retained the remaining assets? See Item 20(a) above.

      (c)    Will the remaining assets be invested in securities?

             [   ]  Yes     [ X ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [   ]  Yes     [ X* ]  No

      *See Item 20(a) above.

      If Yes,

      (a)    Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)    List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)   Legal Expenses: Approximately $5,000.

             (ii)  Accounting expenses: Not applicable.

             (iii) Other expenses (list and identify separately): Not
                   applicable.

             (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $5,000.

      (b)    How were those expenses allocated? To the fund.

      (c)    Who paid those expenses? The fund.

      (d)    How did the fund pay for unamortized expenses (if any)?

      Unamortized expenses that were organizational expenses were paid or reimbursed to the fund by the fund's investment adviser. Other unamortized expenses were paid by the fund.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [   ]  Yes     [ X ]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [   ]  Yes     [ X ]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [   ]  Yes     [ X ]  No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)    State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


      The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SCHRODER CAPITAL FUNDS II, (ii) she is the Vice President
                   -------------------------                 --------------
                         (Name of Fund)                          (Title)

of SCHRODER CAPITAL FUNDS II, and (iii) all actions by shareholders, directors,
   -------------------------
        (Name of Fund)
and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


      Reference is made to the Trust Instrument of the fund. Notice is hereby given that this instrument is executed on behalf of the fund by an officer of the fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders of the fund individually, but are binding only upon the assets and property of the fund.


                                         /s/ Catherine Mazza
                                        ----------------------------------------
                                        (Signature)